

July 2, 2010

Theodore R. Sanders
Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed July 1, 2010**
> **File No. 1-33264**

Dear Mr. Sanders:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed July 1, 2010

1. Amendments should set forth the complete text of each item as amended. As such, please file the complete text of Item 4.01 in an amendment with all of the disclosures required in Item 304 of Regulation S-K. Refer to Rule 12b-15 promulgated under the Securities Exchange Act of 1934. In addition, please incorporate Exhibit 16.1 by reference to Form 8-K filed June 23, 2010.

As previously requested in our letter dated June 24, 2010, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief